UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Toro Corp. (the “Company”) on September 21, 2026, regarding the announcement of the record date for the previously announced proposed spin-off of its wholly-owned subsidiary AI OKTO CORP. and distribution of AI OKTO CORP.’s common shares.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652 and 333-290645).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Toro Corp., dated as of September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026

TORO CORP.
	By:	/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman and Chief Executive Officer